Exhibit D(1)

MANAGEMENT AGREEMENT

LEGG MASON INVESTMENT TRUST

This MANAGEMENT AGREEMENT (“Agreement”) is made as of the 30th day of April, 2012, by and between Legg Mason Investment Trust, a Maryland statutory trust (“Trust”), on behalf of Legg Mason Capital Management Opportunity Trust (“Fund”) and LMM LLC, a Delaware limited liability company (“Manager”).

WHEREAS, the Trust is registered as an open-end management investment company under the Investment Company Act of 1940, as amended (“1940 Act”), of which the Fund is currently the only series; and

WHEREAS, the Trust wishes to retain the Manager to provide investment advisory, management, and administrative services to the Fund; and

WHEREAS, the Manager is willing to furnish such services on the terms and conditions hereinafter set forth;

NOW THEREFORE, in consideration of the promises and mutual covenants herein contained, it is agreed as follows:

1. The Trust hereby appoints the Manager as manager of the Fund for the period and on the terms set forth in this Agreement. The Manager accepts such appointment and agrees to render the services herein set forth, for the compensation herein provided.

2. The Fund shall at all times keep the Manager fully informed with regard to the securities owned by it, its funds available, or to become available, for investment, and generally as to the condition of its affairs. It shall furnish the Manager with such other documents and information with regard to its affairs as the Manager may from time to time reasonably request.

3.(a) Subject to the supervision of the Trust’s Board of Trustees (the “Board”), the Manager shall regularly provide the Fund with investment research, advice, management and supervision and shall furnish a continuous investment program for the Fund’s portfolio of securities consistent with the Fund’s investment goals and policies. The Manager shall determine from time to time what securities will be purchased, retained or sold by the Fund, and shall implement those decisions, all subject to the provisions of the Trust’s Declaration of Trust and Bylaws, the 1940 Act, the applicable rules and regulations of the Securities and Exchange Commission, and other applicable federal and state law, as well as the investment goals, policies and limitations of the Fund. The Manager will place orders pursuant to its investment determinations for the Fund either directly with the issuer or with any broker or dealer. In placing orders with brokers and dealers the Manager will attempt to obtain the best net price and the most favorable execution of its orders; however, the Manager may, in its discretion, purchase and sell portfolio securities from and to brokers and dealers who provide the Fund with research, analysis, advice and similar services, and the Manager may pay to these brokers, in return for research and analysis, a higher commission or spread than may be charged by other brokers. The Manager shall also provide advice and recommendations with respect to other aspects of the business and affairs of the Fund, and shall perform such other functions of management and supervision as may be directed by the Board.

(b) The Fund hereby authorizes any entity or person associated with the Manager which is a member of a national securities exchange to effect or execute any transaction on the exchange for the account of the Trust which is permitted by Section 11(a) of the Securities Exchange Act of 1934 and Rule 11a2-2(T) thereunder, and the Fund hereby consents to the retention of compensation for such transactions in accordance with Rule 11a2-2(T)(a)(2)(iv).

4.(a) The Manager, at its expense, shall furnish the Fund with office facilities, including space, furniture and equipment, all personnel, and all services reasonably necessary for the operation of the Fund.

(b) The Manager, at its expense, shall supervise all aspects of the operations of the Trust and the Fund including provision and coordination of transfer agency, custodial services, accounting services (including overseeing the calculation of the net asset value of the Fund’s shares), corporate secretarial services, legal services, and auditing services subject to the Board’s oversight.

(c) The Manager, at its expense, shall assure the maintenance of all books and records with respect to the Fund’s securities transactions and the keeping of the Fund’s books of account in accordance with all applicable federal and state laws and regulations. In compliance with the requirements of Rule 31a-3 under the 1940 Act, the Manager hereby agrees: that any records which it maintains for or on behalf of the Fund are the property of the Fund; that such records will be available upon the request of the Trust and/or the Fund for inspection, copying and use by the Trust and/or the Fund; and to surrender promptly to the Fund any of such records upon the Fund’s request. The Manager further agrees to arrange for the preservation of the records required to be maintained by Rule 31a-1 under the 1940 Act for the periods prescribed by Rule 31a-2 under the 1940 Act. Upon termination of this Agreement, the Manager will promptly surrender all such records to the Fund or such person as the Fund and/or Trust may designate.

(d) The Manager, at its expense, shall supply the Board and officers of the Trust with all statistical information and analyses and reports reasonably required by them and reasonably available to the Manager.

(e) The Manager will supervise the preparation, filing, and dissemination of required tax returns, applications, disclosures, and reports with relevant regulatory authorities including the Securities and Exchange Commission and state blue sky authorities.

(f) The Manager shall authorize and permit any of its directors, officers and employees, who may be elected as trustees or officers of the Fund, to serve in the capacities in which they are elected.

5.(a) Other than as herein specifically indicated, the Manager shall not be responsible for the Fund’s expenses. Specifically, the Manager will not be responsible, except to the extent of the reasonable compensation of employees of the Fund whose services may be used by the Manager hereunder, for any of the following expenses of the Fund: advisory fees; distribution fees; interest, taxes, governmental fees, fees, voluntary assessments and other expenses incurred in connection with membership in investment company organizations; the cost (including brokerage commissions or charges, if any) of securities purchased or sold by the Fund and any losses in connection therewith; fees of custodians, transfer agents, registrars or other agents; legal expenses; expense of preparing share certificates; expenses relating to the redemption or repurchase of the Fund’s shares; expenses of registering and qualifying the Fund’s shares for sale under applicable federal and state law; expenses of preparing, setting in print, printing and distributing prospectuses, reports, notices and dividends to the Fund’s shareholders; costs of stationery; costs of stockholders and other meetings of the Fund; trustees’ fees; audit fees; travel expenses of officers, trustees and employees of the Trust, if any; and the Trust’s pro rata portion of premiums on any fidelity bond and other insurance covering the Trust and its officers, trustees and employees.

(b) For the period ending December 31, 2000, the Manager shall pay any of the Fund’s expenses, including organizational expenses but excluding interest, taxes, brokerage commissions and extraordinary expenses of the Fund which exceed, in the aggregate, an annual rate of 1.99% of the Fund’s average daily net assets attributable to the Primary Class of shares (“Expense Limit”); provided, however, that in order to determine the Manager’s liability for the Fund’s expenses over the Expense Limit, the amount of allowable year-to-date expenses shall be computed daily by pro-rating the Expense Limit based on the number of days elapsed within the fiscal year of the Fund (“Pro-Rated Limitation”). The Pro-Rated Limitation shall be compared to the expenses of the Fund recorded through the prior day in order to produce the allowable expenses to be recorded for the current day (“Allowable Expenses”). If the Fund’s management fee and other expenses for the current day exceed the Allowable Expenses, the management fee for the current day shall be reduced by such excess (“Unaccrued Fees”). In the event the excess exceeds the amount due as the management fee, the Manager shall be responsible to the Fund for the additional excess (“Other Expenses Exceeding Limit”). If at any time up through and including December 31, 2000, the Fund’s management fee and other expenses for the current day are less than the Allowable Expenses, the differential shall be due to the Manager as payment of cumulative Unaccrued Fees (if any) or as payment for cumulative Other Expenses Exceeding Limit (if any). If cumulative Unaccrued Fees or cumulative Other Expenses Exceeding Limit remain at December 31, 2000, these amounts shall be paid to the Manager in the future provided that: (1) such payment shall be made to the Manager no later than the end of the third fiscal year after the year in which the Unaccrued Fees or Other Expenses Exceeding Limit was incurred; and (2) such payment shall only be made to the extent that it does not result in the Fund’s aggregate expenses exceeding an expense limit of 1.99% of its average daily net assets attributable to the Primary Class of shares.

6. The Manager may enter into a contract (“Sub-Management Agreement”) with a sub-manager in which the Manager delegates to such sub-manager any or all of its duties specified in Paragraphs 3 and 4 hereunder, provided that such Sub-Management Agreement imposes on the sub-manager at least the same conditions and standard of care to which the Manager would be subject in performing the same duties hereunder, and further provided that such Sub-Management Agreement meets all requirements of the 1940 Act and rules thereunder.

7. No director, officer or employee of the Trust or Fund shall receive from the Trust any salary or other compensation as such director, officer or employee while he is at the same time a director, officer, or employee of the Manager or any affiliated company of the Manager. This paragraph shall not apply to directors, executive committee members, consultants and other persons who are not regular members of the Manager’s or any affiliated company’s staff.

8. As compensation for the services performed and the facilities furnished and expenses assumed by the Manager, including the services of any consultants retained by the Manager, the Fund shall pay the Manager, as promptly as possible after the last day of each month, a fee, computed daily at an annual rate of 1.00% of the average daily net assets of the Fund up to $100 million and 0.75% of the average daily net assets of the Fund in excess of $100 million. The first payment of the fee shall be made as promptly as possible at the end of the month succeeding the effective date of this Agreement, and shall constitute a full payment of the fee due the Manager for all services prior to that date. If this Agreement is terminated as of any date not the last day of a calendar month, a final fee shall be paid promptly after the date of termination and shall be based on the percentage of days of the month during which the contract was still in effect. The average daily net assets of the Fund shall in all cases be based only on business days and be computed as of the time of the regular close of business of the New York Stock Exchange, or such other time as may be determined by the Board. Each such payment shall be accompanied by a statement prepared either by the Fund or by a reputable firm of independent accountants which shall show the amount properly payable to the Manager under this Agreement and the detailed computation thereof.

9. The Manager assumes no responsibility under this Agreement other than to render the services called for hereunder, in good faith, and shall not be responsible for any action of the Board in following or declining to follow any advice or recommendations of the Manager; provided, that nothing in this Agreement shall protect the Manager against any liability to the Fund or its shareholders to which the Manager would otherwise be subject by reason of willful misfeasance, bad faith, or gross negligence in the performance of its duties or by reason of its reckless disregard of its obligations and duties hereunder.

10. Nothing in this Agreement shall limit or restrict the right of any director, officer, managing member or employee of the Manager who may also be a director, officer, or employee of the Trust or the Fund, to engage in any other business or to devote his time and attention in part to the management or other aspects of any other business, whether of a similar nature or a dissimilar nature, nor to limit or restrict the right of the Manager to engage in any other business or to render services of any kind, including investment advisory and management services, to any other corporation, firm, individual or association.

11. As used in this Agreement, the term “net assets” shall have the meaning ascribed to it in the Trust’s Declaration of Trust and the terms “assignment,” “interested person,” and “majority of the outstanding voting securities” shall have the meanings given to them by Section 2(a) of the 1940 Act, subject to such exemptions as may be granted by the Securities and Exchange Commission by any rule, regulation or order.

12. This Agreement will become effective as of April 30, 2012. If not earlier terminated, this Agreement shall continue in effect for successive annual periods, provided that such continuance is specifically approved at least annually (i) by the Board or (ii) by a vote of a majority of the outstanding voting securities of the Fund, provided that in either event the continuance is also approved by a majority of the Trust’s trustees who are not “interested persons” of any party to this Agreement, by vote cast in person at a meeting called for the purpose of voting on such approval.

13. This Agreement is terminable with respect to the Fund without penalty by the Board, by vote of a majority of the outstanding voting securities of the Fund, or by the Manager, on not less than sixty (60) days’ notice to the other party and will be terminated upon the mutual written consent of the Manager and the Trust. This Agreement shall terminate automatically in the event of its assignment by the Manager and shall not be assignable by the Trust without the consent of the Manager.

14. The Manager agrees that for services rendered to the Fund, or indemnity due in connection with service to the Fund, it shall look only to assets of the Fund for satisfaction and that it shall have no claim against the assets of any other portfolios of the Trust.

15. No provision of this Agreement may be changed, waived, discharged or terminated orally, but only by an instrument in writing signed by the party against which enforcement of the change, waiver, discharge or termination is sought, and no material amendment of the Agreement shall be effective until approved by vote of the holders of a majority of the Fund’s outstanding voting securities.

16. This Agreement embodies the entire agreement and understanding between the parties hereto, and supersedes all prior agreements and understandings relating to the subject matter hereof. Should any part of this Agreement be held or made invalid by a court decision, statute, rule or otherwise, the remainder of this Agreement shall not be affected thereby. This Agreement shall be binding on and shall inure to the benefit of the parties hereto and their respective successors.

17. This Agreement shall be construed in accordance with the laws of the State of Maryland, without giving effect to the conflicts of laws principles thereof, and in accordance with the 1940 Act.

IN WITNESS WHEREOF, the parties hereto caused this Agreement to be executed by their offices thereunto duly authorized.

ATTEST:	LEGG MASON INVESTMENT TRUST

By:	By:	/s/ R. Jay Gerken
R. Jay Gerken
President

ATTEST:	LMM LLC

By:	By:	/s/ Jennifer W. Murphy
Jennifer W. Murphy
Chief Operations Officer